EXHIBIT 99.1

Kamada Announces Appointment of Michal Stein, M.D., as Vice President and Medical Director

Rehovot, Israel – June 5, 2017 – Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, announced today the appointment of Michal Stein, M.D., as Vice President and Medical Director for Immunology.  Dr. Stein will lead Kamada's medical affairs in all of the Company’s Immunology and specific IgGs products and indications, such as Type-1 Diabetes, Graft vs. Host Disease (GvHD), transplantations and Anti-Rabies IgG, as well as potential new initiatives.

Dr. Stein brings over 15 years of experience in the healthcare industry, including 12 years in increasingly senior positions at multi-national pharmaceutical companies in Israel.  Prior to joining Kamada, she served for four years as Medical Director at Sanofi.  In this position, Dr. Stein led the medical affairs and pharmacovigilance departments of the Israeli unit of the company, overseeing all aspects of product life-cycle management.  From 2009 through 2013, Dr. Stein held multiple positions of increasing responsibility at Merck Sharp & Dohme, including Pharmacovigilance Country Lead, Medical & Scientific Liaisons Team Leader and Medical Affairs Manager, with expertise in vaccines, women’s health and HIV.  From 2005 through 2009, she served as Medical Affairs Manager, with expertise in oncology, at Roche Pharmaceuticals.  Prior to that, from 2001 through 2005, Dr. Stein was a practicing physician in Israel, first at Rabin Medical Center, Belinson Campus, and then at Schneider Children’s Medical Center.

Dr. Stein holds an M.D. from the Tel-Aviv Sackler Faculty of Medicine.

“We are pleased to welcome Dr. Stein to the Kamada executive team,” said Amir London, Chief Executive Officer of Kamada.  “Dr. Stein has significant medical affairs and pharmaceutical operations expertise.  Her vast talents and industry experience will be of significant value to us as we continue to drive growth in our commercial product portfolio, and further develop our robust late-stage pipeline across multiple indications.”

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of seven other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency for which a MAA was submitted to the EMA after completing a pivotal Phase 2/3 clinical trials in Europe.  Kamada has also completed its Phase 2 clinical trials in the U.S for the treatment of AAT deficiency with inhaled AAT. In addition, Kamada's intravenous AAT is in development for other indications such as Type-1 Diabetes, GvHD and prevention of lung transplant rejection. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA submissions and authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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CONTACTS:
Gil Efron
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com